VimpelCom Ltd.
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands
VIA EDGAR
	T	+31 (0)20 797 72 00
U.S. Securities and Exchange Commission	F	+31 (0)20 797 72 01
100 F Street, N.E.	W	www.vimpelcom.com
Washington, DC 20549
	Trade reg.	34374835
	VAT	821815568B01

March 31, 2016

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that VimpelCom Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 31, 2016.

Please do not hesitate to call the undersigned at +31 20 797 7200 if you have further questions.

Respectfully submitted,

VimpelCom Ltd.

By:	/s/ Scott Dresser

Scott Dresser
Group General Counsel